Exhibit (h)(4)(i)

Allianz Global Investors Fund Management LLC

FORM OF FUNDS OF FUNDS ADVISORY FEE WAIVER

AllianzGI Retirement 2015 Fund, AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund, AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund and AllianzGI Retirement Income Fund

(each, a “Target Fund” and together, the “Target Funds”), each a series of

Allianz Funds Multi-Strategy Trust (the “Trust”)

NOTIFICATION (“Notification”) made as of             , 2016 by Allianz Global Investors Fund Management LLC (“AGIFM”), investment manager of each Target Fund, to the Trust, a Massachusetts business Trust.

WHEREAS, the Trust is a registered open-end management investment company that has multiple separate investment portfolios, including the Target Funds;

WHEREAS, AGIFM provides investment advisory services to each Target Fund pursuant to an Amended and Restated Investment Management Agreement (the “Management Agreement”) dated September 1, 2011 between the Trust and AGIFM;

WHEREAS, the Target Funds are currently subject to the terms of an Amended and Restated Expense Limitation Agreement (the “Expense Limitation Agreement”), dated as of the date herewith, with AGIFM;

WHEREAS, each Target Fund achieves its desired investment exposures primarily or partially by investing in shares of certain “investment companies” (within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”)) or entities that would be “investment companies” but for the exceptions from that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act that are sponsored and managed by AGIFM and/or its affiliates (collectively, “Affiliated Underlying Funds”);

WHEREAS, AGIFM has fiduciary obligations under the 1940 Act not to collect fees on substantially the same services;

NOW, THEREFORE, consistent with the foregoing, for as long as the Management Agreement remains in full force and effect, AGIFM shall, as described below, prior to any waiver or reimbursement under the Expense Limitation Agreement, waive or reduce the investment advisory fee it receives from each Target Fund in an amount equal to the “Attributable Affiliated Underlying Fund Advisory Fees” (as defined below) incurred by the Target Fund in connection with its investments in Affiliated Underlying Funds (the “Affiliated Advisory Fee Waiver”). In connection with the foregoing, AGIFM shall, on a periodic basis, review the amount of advisory fees incurred by each Target Fund by its investments in Affiliated Underlying Funds in order to determine in good faith the applicable amount of Attributable Affiliated Underlying Fund Advisory Fees for each share class of each Target Fund to be waived or reduced as part of the Affiliated Advisory Fee Waiver for such share class.

“Attributable Affiliated Underlying Fund Advisory Fees” means any advisory fees paid to AGIFM and/or its affiliates by an Affiliated Underlying Fund after any waiver, reduction or reimbursement by AGIFM pursuant to an expense limitation agreement, if any.

In providing this Notification, AGIFM understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of each Target Fund’s or share class’s net asset value.

Notwithstanding anything to the contrary in this Notification, the Fund of Fund Affiliated Advisory Fee Waiver can be terminated at any time by the Trust, including by a vote of a majority of the Trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the 1940 Act) of the Trust.

[signature page follows]

IN WITNESS WHEREOF, AGIFM has executed this Notification on the day and year first above written.

Very truly yours,

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:
Name:
Title:

ACKNOWLEDGED and ACCEPTED by:

ALLIANZ FUNDS MULTI-

STRATEGY TRUST

By:
Name:
Title:

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